                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No.2)*

               OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
               ------------------------------------------------
                               (Name of Issuer)

                   Common Stock, 0.005 rubles nominal value
                   ----------------------------------------
                        (Title of Class of Securities)

                                  68370R 10 9
                                  -----------
                                (CUSIP Number)

                                  Franz Wolf
                                    Suite 2
                                 4 Irish Place
                                   Gibraltar
                                  (350) 41977

                                ________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 31, 2002
                               ----------------
                     (Date of Event which Requires Filing
                              of this Statement)

                                With a Copy to:

                                 Pavel Kulikov
                                 OOO Alfa-Eco
                                 21 Novy Arbat
                                 119992 Moscow
                              Russian Federation
                               (7-095) 202 8364

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      ECO TELECOM LIMITED
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.
 ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      AF; OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e).                                        [_]
 5.
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Gibraltar
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            5,263,102 Common Stock*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             5,263,102 Common Stock*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      5,263,102 Common Stock*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      13.05% Common Stock*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      00;HC
------------------------------------------------------------------------------

  * Eco Telecom is also the direct beneficial owner of 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of the Issuer's common stock beneficially owned by Eco Telecom, represents 25% plus two shares of the Issuer's outstanding voting capital stock. See Item 5.

------------------------------------------------------------------------------
      Names of Reporting Person
 1    S.S. or I.R.S. Identification No. of Above Persons (Entities Only).

      ECO HOLDINGS LIMITED
      000-00-0000
------------------------------------------------------------------------------
      Check the Appropriate Box If a Member of a Group
 2                                                              a. [_]
                                                                b. [_]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds
 4
      AF;OO
------------------------------------------------------------------------------
      Check Box If Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)                                            [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      Gibraltar
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of
                          5,263,102 Common Stock*
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned By             0
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          5,263,102 Common Stock*
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          0
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11
      5,263,102 Common Stock*
------------------------------------------------------------------------------
      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
12
                                                                       [_]
------------------------------------------------------------------------------
      Percent of Class Represented By Amount in Row (11)
13
      13.05% Common Stock*
------------------------------------------------------------------------------
      Type of Reporting Person
14
      00;HC
------------------------------------------------------------------------------

* The Reporting Person also may by deemed to beneficially own 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of the Issuer's common stock that the Reporting Person may be deemed to beneficially own, represents 25% plus two shares of the Issuer's outstanding voting capital stock. See Item 5.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      CTF HOLDINGS LIMITED
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF; OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Gibraltar
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             5,263,102 Common Stock**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,263,102 Common Stock**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,263,102 Common Stock**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                     [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.05% Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      00; HC
------------------------------------------------------------------------------
  *  See Item 2.

 ** The Reporting Person also may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of the Issuer's common stock that the Reporting Person may be deemed to beneficially own, represents 25% plus two shares of the Issuer's outstanding voting capital stock. See Item 5.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      CROWN FINANCE FOUNDATION
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF; OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Liechtenstein
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             5,263,102 Common Stock**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,263,102 Common Stock**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,263,102 Common Stock**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.05% Common Stock**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      00
------------------------------------------------------------------------------
  *  See Item 2.

** The Reporting Person also may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of the Issuer's common stock that the Reporting Person may be deemed to beneficially own, represents 25% plus two shares of the Issuer's outstanding voting capital stock. See Item 5.

Introductory Statement

     This Amendment Number 2 (the "Amendment") to the Statement on Schedule 13D relates to the common stock (the "Common Stock"), 0.005 rubles nominal value, of Open Joint Stock Company "Vimpel-Communications" ("VimpelCom"), a Russian open joint stock company. The Statement on Schedule 13D as previously filed by Eco Telecom Limited ("Eco Telecom"), Eco Holdings Limited ("Eco Holdings"), CTF Holdings Limited ("CTF Holdings") and Crown Finance Foundation ("Crown Finance", and, together with Eco Telecom, Eco Holdings and CTF Holdings, the "Reporting Persons") on June 11, 2001, as amended by Amendment Number 1 to the Statement on
Schedule 13D filed on December 18, 2001 (as amended, the "Statement"), is hereby amended and supplemented with respect to the items set forth below.

Item 2.   Identity and Background

     Item 2 is hereby amended and supplemented as follows:

     (a), (b), (c), (d), (e) and (f) This Amendment is being filed jointly by the Reporting Persons and relates to the Common Stock held for the account of Eco Telecom.


     On January 31, 2002, CTF Holdings, Grand Financial Holding S.A. and Eco Holdings entered into a Shareholders' Agreement pursuant to which the parties have agreed, among other things, that (i) amended articles of association of Eco Holdings shall be adopted, (ii) the issued ordinary shares of Eco Holdings shall be redesignated into A Shares (representing 30% of the issued ordinary share capital of Eco Holdings and entitling the holder thereof to appoint one A Director) and B Shares (representing 70% of the issued share capital of Eco Holdings and entitling the holder thereof to appoint two B Directors, who, together with the A Director, shall constitute the board of directors of Eco Holdings) and (iii) Grand Financial Holding S.A. shall purchase from CTF Holdings all of the issued A Shares of Eco Holdings.

     Upon completion of the corporate and shareholder actions contemplated by the Shareholders' Agreement (which the parties have agreed shall take place within 30 business days of the entry into of the agreement), Grand Financial Holding S.A., in its capacity as holder of all of the issued A Shares, together with the A Director (who initially shall be Gleb Fetisov), will have blocking power (subject to provisions set forth in the Shareholders' Agreement for resolving deadlocks) with respect to certain matters affecting the management and policies of Eco Holdings and its subsidiaries, including any material change in the nature and scope of Eco Holdings' business, the appointment and terms of engagement of any officer of Eco Holdings (other than an officer who is also a B Director), the disposition of significant subsidiaries, associated companies and assets of Eco Holdings, the approval of the business plans or budgets of Eco Holdings and its subsidiaries and the adoption of decisions concerning the management of subsidiaries, including with respect to voting on matters put on the agenda of any shareholder meeting of a significant subsidiary. The significant subsidiaries covered by such arrangements include Eco Telecom, the direct beneficial owner of the Common Stock.


     Any description of the Shareholders' Agreement contained in this Amendment is qualified in its entirety by reference to the complete text of the Shareholders' Agreement filed as Exhibit 99 hereto.

     As a result of the arrangements contemplated by the Shareholders' Agreement, and pursuant to Rule 13d-3(d)(1), Grand Financial Holding S.A. (a Luxembourg company with its principal business address at Boulevard Royal 11, Luxembourg L-2449), Grand Financial Group Ltd. (a British Virgin Islands company with its principal business address at Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz, Principality of Liechtenstein, which is the majority owner of Grand Financial Holding S.A.), Continental Holding Foundation (a Liechtenstein foundation with its principal business address at Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz, Principality of Liechtenstein, which is the sole owner of Grand Financial Group Ltd.), and Gleb Fetisov (a Russian citizen whose business address is Pozharsky per., 11-6, Moscow, Russia, who is the sole beneficiary of Continental Holding Foundation) (together, the "Grand Persons") may be deemed to have acquired, upon entry into the Shareholders' Agreement, shared power to direct the voting and disposition of the Common Stock and 6,426,600 shares of VimpelCom Preferred Stock held for the account of Eco Telecom.


     Current information concerning the identity and background of the directors and officers of each of the Reporting Persons, the Grand Persons, and of the Supervisory Boards of Alfa Group Consortium (as described in the Statement) and Eco Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and supplemented as follows:

     (a) and (b)    As described in Item 2 to this Amendment, which is
incorporated by reference in response to this Item 5, by virtue of the arrangements contemplated by the Shareholders' Agreement, and pursuant to Rule 13d-3(d)(1), the Grand Persons may be deemed to have acquired, upon entry into the Shareholders' Agreement, shared power to direct the voting and disposition of the Common Stock and 6,426,600 shares of VimpelCom Preferred Stock held for the account of Eco Telecom. As a consequence, CTF Holdings and Crown Finance may be deemed to have shared power to direct the voting and disposition of the Common Stock and 6,426,600 shares of VimpelCom Preferred Stock held for the account of Eco Telecom (together, the "Shares").


     To the best of the Reporting Persons' knowledge, other than as described in this Amendment, none of the persons named in Item 2 hold any Shares.

     Current information concerning the identity and background of the directors and officers of each of the Grand Persons, as applicable, is included in Annex A attached hereto and incorporated by reference herein.

     (c) Except for the transactions described in this Amendment, to the best of the Reporting Persons' knowledge, there have been no transactions effected with respect to the shares of Common Stock during the past 60 days by any of the persons named in Item 2.

     (d) No Reporting Person knows of any other person, other than the Grand Persons, who will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The description of the Shareholders' Agreement contained in the response to
Item 2 herein is incorporated by reference in response to this Item 6.

     Except as set forth in the Statement and in this Amendment, to the best of the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships with respect to the securities of VimpelCom among the persons named in Item 2 or between such persons and any other person.

Item 7.   Material to be Filed as Exhibits

     The Exhibit Index is incorporated herein by reference.

                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.


Date:     February 11, 2002               ECO TELECOM LIMITED

                                    By:   /s/ Dmitri Ploujnikov

                                          ------------------------------
                                          Dmitri Ploujnikov
                                          Director

Date:     February 11, 2002               ECO HOLDINGS LIMITED

                                    By:   /s/ Joseph Moss

                                          ------------------------------
                                          Joseph Moss
                                          Director

Date:     February 11, 2002               CTF HOLDINGS LIMITED

                                    By:   /s/ Franz Wolf

                                          ------------------------------
                                          Franz Wolf
                                          Director


Date:     February 11, 2002               CROWN FINANCE FOUNDATION

                                    By:   /s/ Franz Wolf

                                          ------------------------------
                                          Franz Wolf
                                          Attorney in Fact

                                    ANNEX A

                      Directors and Officers of Eco Telecom Limited

Name/Title/Citizenship            Principal Occupation              Business Address
----------------------            --------------------              ---------------------------------
Dmitri Ploujnikov, Director       Senior Consultant to Crown        Suite 3, 4 Irish Place, Gibraltar
 (Russia)                         Resources AG and Director of
                                  Crown Commodities

                         Directors and Officers of Eco Holdings Limited

Name/Title/Citizenship            Principal Occupation              Business Address
----------------------            --------------------              ----------------
Joseph Moss, Director (United     General Manager Crown Resources   Suite 3, 4 Irish Place, Gibraltar
 Kingdom)/1/                      AG

                         Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship            Principal Occupation              Business Address
----------------------            --------------------              ----------------
Adrian Collister, Director        Director and Chartered            ESC International - Gibraltar
 (United Kingdom)                 Accountant, ESC International     Office, P.O. Box 398, Ground
                                                                    Floor, Neptune House, Marina
                                                                    Bay, Gibraltar

Alla Koudriavtseva, Director      Director of CTF Holdings Limited  Suite 2, 4 Irish Place,
 (Russia)                                                           Gibraltar

Franz Wolf, Director (Germany)    Director of CTF Holdings Limited  Suite 2, 4 Irish Place, Gibraltar

                      Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship        Principal Occupation         Business Address
----------------------        --------------------         ----------------
Christian Rosenov, Director   Financial Adviser            Claridenstrasse 25 CH-8002,
 (Switzerland)                                             Zurich, Switzerland

Dr. Norbert Seeger, Director, Attorney, Arcomm TrustCo.    Am Schragen Weg 14, P.O. Box
 (Liechtenstein)                                           1618 FL-9490, Vaduz,
                                                           Liechtenstein

Dr. Christian Zangerle,       Attorney, Office of Dr.      Am Schragen Weg 14, P.O. Box
 Director, (Austria)          Norbert Seeger               1618 FL-9490, Vaduz,
                                                           Liechtenstein

_____________________
/1/ The Shareholders Agreement described in Item 2 to the Amendment contemplates that Joseph Moss will be replaced by three new directors, Gleb Fetisov, Franz Wolf and Alla Koudriavtseva. Information regarding each of them is included in this Annex A.


                      Directors of the Supervisory Board of Alfa Group Consortium

Name/Title/Citizenship            Principal Occupation              Business Address
----------------------            --------------------              ----------------
Pyotr Aven, Director (Russia)     President of OJSC Alfa Bank       11 Mashy Poryvaevoy Street,
                                                                    107078 Moscow, Russia

Alexandr Fain, Director (Russia)  Chief Executive Officer of LLC    21 Novy Arbat Street, 121019
                                  Alfa Eco                          Moscow, Russia

Gleb Fetisov, Director (Russia)   Member of the Federation Council  11-6 Pozharskiy per., Moscow
                                                                    119034 Russia

Mikhail Fridman, Director         Chairman of the Board of          9 Mashy Poryvayevoy Street,
 (Russia)                         Directors of OJSC Alfa Bank       107078 Moscow, Russia

Mikhail Gamzin, Director          CEO, United Food Company          3/rd/ Golutvinskiy Pereulok, 10
 (Russia)                                                           Built 6, 109180 Moscow Russia

German Khan, Director (Russia)    Member of the Board of            18/2, Schipok Street, 113097
                                  Directors of OJSC Tyumen Oil      Moscow, Russia
                                  Company

Vladimir Bernstein                Director of Strategic and         3 Smolenskaya Square, Floor 9
                                  Investment Planning,              Moscow 121099 Russia
                                  Alfa Group

Alexander Kosyanenko, Director    Chief Executive Officer of JSC    141817 Moscow region, district
 (Russia)                         Perekriostok                      of Mytischy, Pareltsevo village,
                                                                    Russia

Alexei Kuzmichev, Director        Chairman of the Executive Board   21 Novy Arbat St., 121019,
 (Russia)                         of Directors of Crown Resources   Moscow, Russia
                                  AG

Nigel John Robinson, Director     Director of Corporate             3 Smolenskaya Square, Floor 9
 (United Kingdom)                 Development, Finance and          121099 Moscow, Russia
                                  Control for Alfa Group

Leonard Vid, Director (Russia)    Chairman of the Executive Board   11 Mashy Poryvayevoy Street,
                                  of Directors of OJSC Alfa Bank    107078 Moscow, Russia



                      Directors of the Supervisory Board of Eco Holdings Limited

Name/Title/Citizenship            Principal Occupation              Business Address
----------------------            --------------------              ----------------
Gleb Fetisov, Director (Russia)   Member of the Federation Council  11-6 Pozharskiy per., Moscow
                                                                    119034 Russia

Mikhail Fridman, Director         Chairman of the Board of          11 Mashy Poryvayevoy Street,
 (Russia)                         Directors of OJSC Alfa Bank       107078 Moscow, Russia

German Khan, Director (Russia)    Member of the Board of            18/2, Schipok Street, 113097
                                  Directors of OJSC Tyumen Oil      Moscow, Russia
                                  Company

Alexey Kuzmichev, Director        Chairman of the Board of          21 Novy Arbat Street, 121019
 (Russia)                         Directors of Crown Resources AG   Moscow, Russia

Nigel Robinson, Director          Director of Corporate             3 Smolenskaya Square, Floor 9, 121099
 (United Kingdom)                 Development, Finance and          Moscow, Russia
                                  Control for Alfa Group

Elliot Spitz, Director (U.S.A.)   CEO, Crown Resources AG           14 Green Lane London NW4 2NN UK



                               Directors of Grand Financial Holding S.A.

Name/Title/Citizenship            Principal Occupation              Business Address
----------------------            --------------------              ----------------
Geoffrey P. Hemy                  Director, Grand Financial         Boulevard Royal 11, Luxembourg
(United Kingdom)                  Holding S.A.                      L-2449

Cindy Reiners (Luxembourg)        Senior Trust Officer, Ludovissy   Boulevard Royal 11, Luxembourg
                                  & Associates                      L-2449

Gleb Fetisov (Russia)             Member Russian Federation         11-6 Pozharskiy per., Moscow
                                  Council                           119034 Russia



                               Directors of Grand Financial Group Ltd.

Name/Title/Citizenship            Principal Occupation              Business Address
----------------------            --------------------              ----------------
lic. iur. Markus Hutter           Attorney at Law                   Mitteldorf 1, P.O. Box 838,
 (Switzerland)                                                      FL-9490 Vaduz, Principality of
                                                                    Liechtenstein

Anton Lotzer                      Fiduciary, Director               Mitteldorf, P.O. Box 838,
(Liechtenstein)                   and member of                     FL-9490 Vaduz,
                                  Administrative                    Principality of
                                  Counsel of JuraTrust              Liechtenstein

                  Directors of Continental Holding Foundation

Name/Title/Citizenship            Principal Occupation              Business Address
----------------------            --------------------              ----------------

Martin Gstoehl                    Attorney, JuraTrust               Mitteldorf 1, P.O. Box 838,
(Liechtenstein)                                                     FL-9490 Vaduz, Principality of
                                                                    Liechtenstein

Dr. iur. E. Michael Frichtinger   Lawyer                            Mitteldorf 1, P.O. Box 838,
 (Austria)                                                          FL-9490 Vaduz, Principality of
                                                                    Liechtenstein

                                 EXHIBIT INDEX

Exhibit 24 Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation.



Exhibit 99 Shareholders Agreement by and among CTF Holdings Limited, Grand Financial Holding S.A. and Eco Holdings Limited dated January 31, 2002.